
gF
PARTNER
= RESELLER
KEAP
LANDING PAGE
MUST HAVE TRACKING LINK
INPUT DATA IN gF
NEW CLIENT
- CREDIT CARD BILLING
- GIVE CREDIT TO RESELLER
LANDING PAGE - gF
SIGNUP PAGE - gF
TRACKING URL
CREDIT CARD PAGE - KEAP
THANK YOU PAGE - KEAP
1 CALL TO ACTION
- EMAIL ADDRESS
2. CONTACT US
4. ADD DENTAL & VISION
6. VIDEOS AT THE FOLD
7. ADD AN EXIT INTENT
9. SUCCESS STORIES
EMPLOYEE CONNECTOR
D-BACKS